                                                                       Exhibit 2

                              FOR IMMEDIATE RELEASE
                              ---------------------


                 RENTAL SERVICE CORPORATION BOARD OF DIRECTORS
                   REJECTS UNITED RENTALS OFFER AS INADEQUATE

Company Files Counterclaim to United Lawsuit; Institutes Shareholder Rights Plan

        Executive Committee of the Board to Work with Senior Management
            During Chairman and CEO Martin R. Reid's Medical Leave


SCOTTSDALE, AZ, April 16, 1999 -- Rental Service Corporation (NYSE: RSV) today announced that its Board of Directors has determined that the unsolicited cash tender offer by United Rentals, Inc. for all of the outstanding shares of RSC at a price of $22.75 per share is inadequate and not in the best interests of RSC or its stockholders, and therefore recommends that RSC's stockholders reject the United Rentals tender offer and not tender their shares to United Rentals.

The Board's recommendation to reject United Rentals' tender offer is based upon its determination that:

     . The consideration being offered by United Rentals is inadequate to RSC's stockholders from a financial point of view; and
     . The Tender Offer contains numerous and significant conditions, certain of which cannot be satisfied by United Rentals or RSC alone.

The Board's recommendation recognized that:

     . RSC has continued to achieve record financial performance, including first quarter results;
     . RSC's internal forecasts exceed financial analyst estimates for the next five years;
     . United Rentals' offer represents a discount to RSC's historic trading prices and multiples;
     .  United Rentals' offer contains no acquisition premium;
     . Recent comparable acquisitions have been at considerably higher multiples; and
     . United Rentals' public statements have significantly understated the highly accretive nature of its offer.

In reaching its determination as to the financial inadequacy of United Rentals' offer, the Board relied upon, among other things, the opinion of its financial advisor, Merrill, Lynch, Pierce, Fenner & Smith Incorporated, that the $22.75 per share consideration being offered in the tender offer is inadequate to RSC's stockholders (other than United Rentals and its affiliates) from a financial point of view.

RSC also announced today that it is filing with the Securities and Exchange Commission, and will mail to its stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the Board's formal recommendation to reject the United Rentals offer. Additional information with respect to the Board's decision to recommend that stockholders reject the United Rentals offer and the matters considered by the Board in reaching such decision is contained in the Schedule 14D-9.

Counterclaim Says United Misstated and Concealed Offer's Financing Condition

RSC also announced today that it will file a counterclaim for violations of the federal securities laws against United Rentals and its Chief Executive Officer, Bradley Jacobs, in the United States District Court for the District of Connecticut. RSC's counterclaim alleges, among other things, that United Rentals misstated and concealed the fact that its offer is subject to a financing condition, and that there is "no assurance" that it will obtain financing for its offer, in both public statements by Jacobs as well as public filings by United Rentals with the Securities and Exchange Commission.

Executive Committee of the Board Formed; Chairman and CEO Reid Granted Medical Leave; Douglas A. Waugaman Promoted to Chief Operating Officer

RSC also announced today that Martin R. Reid, Chairman and Chief Executive Officer, has been granted a medical leave of absence due to a heart condition. Mr. Reid's leave is based upon the advice of his physicians, and will last until evaluation and comprehensive treatment of his medical condition have been completed.

RSC further said that it has established an Executive Committee of the Board comprised of directors John M. Sullivan and Britton H. Murdoch, with Mr. Sullivan to serve as Chairman of the Committee. The Committee will work with and supervise the executive management of the Company, including Robert M. Wilson, Executive Vice President and Chief Financial Officer, and Douglas A. Waugaman, newly appointed Chief Operating Officer, during Mr. Reid's absence.

Mr. Waugaman, age 40, has served as Senior Vice President of Operations for the Midwest Region since April 1997. During this time, he guided the development of the Company's Midwest operations from its first acquisition to the current 57 stores. In November 1998, the Company also added its Western operations to his responsibilities.

From January 1994 to April 1997, which included the Company's initial public offering in 1996, Mr. Waugaman served as Vice President, Chief Financial Officer, Secretary and Treasurer of RSC. Prior to joining RSC, he served as Operations Manager for Plastiglide Manufacturing Corporation, a subsidiary of Illinois Tool Works, and as Vice President of Finance for Knapp Communications Corporation. Mr. Waugaman, a Certified Public Accountant, received his degree in accounting from Miami University in 1982.

Board Adopts Shareholder Rights Plan

RSC also announced today that the Board of Directors has declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of Rental Service Corporation common stock. The terms and conditions of the Rights and related Rights Agreement are the subject of RSC's Form 8-K being filed today with the Securities and Exchange Commission.

The Company has not yet mailed its annual report to stockholders pending completion of the SEC's review of the Company's Form 10-K. The Company will furnish a copy of the 10-K upon stockholder request.

Rental Service Corporation is a leader in the rapidly growing equipment rental industry, serving the needs of a wide variety of industrial, manufacturing and construction markets. Headquartered in Scottsdale, Arizona, RSC operates 249 locations throughout the United States and Canada.

               [Complete text of Letter to Stockholders follows]

Contacts:

Rental Service Corporation         Kekst and Company
Robert M. Wilson, 480/905-3300     Thomas Davies or David Kronfeld, 212/521-4800
www.rentalservice.com

THIS PRESS RELEASE AND THE ACCOMPANYING LETTER DO NOT CONSTITUTE A SOLICITATION OF PROXIES WITH RESPECT TO THE PROPOSED MERGER OF RENTAL SERVICE CORPORATION AND NATIONSRENT, INC. OR A SOLICITATION TO REVOKE CONSENTS IN CONNECTION WITH THE CONSENT SOLICITATION OF UNITED RENTALS. ANY SUCH SOLICITATION BY RENTAL SERVICE CORPORATION WILL BE MADE ONLY BY MEANS OF SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.